Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262129

PROSPECTUS SUPPLEMENT NO. 3

(TO PROSPECTUS DATED APRIL 25, 2022)

OceanPal Inc.

Up to 14,474,000 Shares of Common Stock Underlying Previously Issued Class A Warrants

This prospectus supplement No. 3 (this “Prospectus Supplement”) amends and supplements the prospectus dated April 25, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-262129), as amended from time to time. This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock is listed on the Nasdaq Capital Market ("Nasdaq") under the symbol "OP". On September 28, 2022, the last reported sale price of our common stock was $0.35 per share, as reported by Nasdaq. We urge prospective purchasers of our securities to obtain current information about our securities, including the market price of our common stock.

Investing in our securities is speculative and involves a high degree of risk. You should carefully consider the risk factors beginning on page 6 of the Prospectus before purchasing shares of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 29, 2022

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40930

OCEANPAL INC.

(Translation of registrant’s name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is the unaudited interim consolidated financial statements of OceanPal Inc. (the “Company”) as of and for the six months ended June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: September 29, 2022
	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Director, President, Interim Chief Financial Officer and Secretary

Exhibit 99.1

Management’s Discussion and Analysis Of

Financial Condition and Results Of Operations

Unless the context otherwise requires, as used herein, the terms “OceanPal,” “Company,” “we,” “us,” and “our” refer to OceanPal Inc. and its consolidated subsidiaries. We were incorporated by Diana Shipping Inc. (“Diana Shipping”), under the laws of the Republic of the Marshall Islands on April 15, 2021, to serve as the holding company of the three vessel-owning subsidiaries that were contributed to us by Diana Shipping (the “OceanPal Inc. Predecessors”), together with $1.0 million in working capital, in connection with the distribution of all of our issued and outstanding common stock to Diana Shipping’s shareholders on November 29, 2021 (the “Spin-Off”). All references in this registration statement to us for periods prior to the Spin-Off refer to the OceanPal Inc. Predecessors.

The following management’s discussion and analysis should be read in conjunction with i) our unaudited interim consolidated financial statements for the six month period ended June 30, 2022 and for the period from April 15, 2021 through June 30, 2021 and their notes and ii) the OceanPal Predecessors’ unaudited interim combined carve-out financial statements for the six month period ended June 30, 2021 and 2020 and their notes attached hereto.  Our comparative unaudited interim consolidated financial statements have been presented for the period from inception (April 15, 2021) through June 30, 2021. They include only the accounts of OceanPal Inc. from inception date April 15, 2021 through June 30, 2021, as the accounts of the Company’s wholly-owned subsidiaries have been consolidated from November 30, 2021 (i.e. upon the Spin-Off consummation and the acquisition of the three ship-owning subsidiaries by us) when the operation of our vessels started. Operations prior to November 30, 2021 consisted principally of organizational expenses.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operation of the Company for the period from inception (April 15, 2021) through December 31, 2021 and the OceanPal Inc. Predecessors’ for the period from January 1, 2021 through November 29, 2021 and for the years ended December 31, 2020 and 2019, please see our annual report on form 20-F for the year ended December 31, 2021 filed with the with the SEC on April 6, 2022.

Our Operations

We charter our vessels to customers pursuant to short- to medium-term time charters, although we may also charter our vessels in the spot market and on longer-term time charters.

Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing, and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Fleet Employment table as of September 29, 2022

Vessel	Sister	(USD Per			to	Redelivery Date to
BUILT / DWT	Ships*	Day)	Com**	Charterers	Charterers***	Owners****	Notes
Protefs	A	$9,500	5.00%	Xianlong Shipping Co Ltd.	19-Jul-22	22-Aug-22	1
2004 / 73,630 dwt		$16,250	5.00%	Louis Dreyfus Company Suisse S.A.	23-Sep-22	27-Nov-22 – 2-Dec-22	2,3
Calipso 2005 / 73,691 dwt	A	$19,600	5.00%	ETG Commodities Ltd.	2-Jul-22	15-Oct-22	4
Salt Lake City		$29,750	5.00%	Koch Shipping Pte. Ltd	9-Jun-22	9-Oct-22 – 20-Oct-22	4
2005 / 171,810 dwt
Baltimore
2005 / 177,243		$15,000	5.00%	Hyundai Glovis Co., Ltd	21-Sep-22	26-Oct-22	5

*	Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.

**	Total commission percentage paid to third parties.

***	In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.

****	Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

[1]	Vessel on scheduled dry-docking from June 7, 2022 to July 17, 2022.

[2]	Redelivery date based on an estimated time charter trip duration of about 65-70 days.

[3]	Charterer will pay an additional one time ballast bonus payment of $625,000.

[4]	Based on latest information

[5]	Redelivery date based on an estimated time charter trip duration of about 35 days. In the event that the trip duration exceeds forty (40) days, the gross charter rate will be $18,000 per day, minus a 5% commission paid to third parties, for each additional day.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

Ownership days. Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

Available days. Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Fleet Utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

TCE rates. Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

The analysis of the results of operations of the Company for the six month period ended June 30, 2022, below, is performed by comparing such results with the results of operations of OceanPal Inc. Predecessors for the six month period ended June 30, 2021, as Company's operations prior to November 30, 2021 (i.e. Spin-Off consummation date) consisted principally of organizational expenses.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated:

	OceanPal Inc.	OceanPal Inc. Predecessors
	For the	For the
	six month period ended	six month period ended
	June 30, 2022	June 30, 2021
Ownership days	543	543
Available days	516	543
Operating days	498	540
Fleet utilization	96.5%	99.4%
Time charter equivalent (TCE) rate	$14,824	$10,997

The following table reflects the calculation of our TCE rates for the periods indicated:

	OceanPal Inc.	OceanPal Inc. Predecessors
	For the	For the
	six month period ended	six month period ended
	June 30, 2022	June 30, 2021
Time charter revenues	$8,246	$6,065
Less: voyage expenses	(597)	(94)
Time charter equivalent revenues	$7,649	$5,971
Available days	516	543
Time charter equivalent (TCE) rate	$14,824	$10,997

Time Charter Revenues

Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

●	the duration of our charters;

●	our decisions relating to vessel acquisitions and disposals;

●	the amount of time that we spend positioning our vessels;

●	the amount of time that our vessels spend in drydock undergoing repairs;

●	maintenance and upgrade work;

●	the age, condition and specifications of our vessels;

●	levels of supply and demand in the dry bulk shipping industry; and

●	other factors affecting spot market charter rates for dry bulk carriers.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that mainly include commissions because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, our voyage results may be affected by differences in bunker prices, and we may record a gain or a loss deriving from such price differences. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunker gain, or loss, result when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities. We also pay commissions to one or more unaffiliated ship brokers, to in-house brokers associated with the charterer for the arrangement of the relevant charter. We currently pay commissions of 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition, we pay commissions to DWM and Steamship for the provision of management and brokerage services.

Vessel Operating Expenses

We remain responsible for paying the vessels’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental and safety expenses. Our vessel operating expenses are expensed as incurred. Our vessel operating expenses generally represent fixed costs.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped.

General and Administrative Expenses

With regard to OceanPal Inc. Predecessors’ general and administrative expenses consist of allocations made to OceanPal Inc. Predecessors by Diana Shipping for certain corporate functions and shared services. Amounts recognized by OceanPal Inc. Predecessors are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company operated independently of Diana Shipping.

We incur general and administrative expenses which may include compensation of our executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of a listed public company, such as legal and professional expenses and other general expenses. These expenses are relatively fixed and are not widely affected by the size of the fleet.

Inflation

High inflation in many of the global economies where we operate is beginning to impact vessel operating costs, including crew travel, transportation of equipment and spares, and drydocking costs. Other inflated cost changes may make our vessel daily operating costs higher over the near and medium future. Increases in the cost of fuel consumed on voyages are usually absorbed by cargo market rates passed on to customers or covered by fuel cost pass throughs under the terms of time charter contracts.

Results of Operations

Six month period ended June 30, 2022 (the “2022 Company Period”), compared to period from inception (April 15, 2021) through June 30, 2021 (the “2021 Company Period”)

General and Administrative Expenses.   General and administrative expenses for the 2022 Company Period amounted to $1.22 million and mainly consist of brokerage services’ fees, legal fees, compensation cost of restricted stock awarded to senior management and non-executive directors, board and audit fees. General and administrative expenses for the 2021 Company Period of $1, represent organizational expenses.

2022 Company Period compared to six month period ended June 30, 2021 (the “2021 Predecessor Period”)

Time Charter Revenues.   Time charter revenues increased by $2.18 million during the 2022 Company Period compared to the 2021 Predecessor Period, mainly due to increase in average time charter rates.

Voyage Expenses.   Voyage expenses increased by $0.5 million, during the 2022 Company Period compared to the 2021 Predecessor Period, mainly due to increase by $0.3 million in commissions as a result of increased time charter revenues and $0.2 million decrease in gain from bunkers.

Vessel Operating Expenses.   Vessel operating expenses decreased by $0.47 million during the 2022 Company Period compared to the 2021 Predecessor Period. The overall decrease in vessel operating expenses was attributable to the decrease of the daily operating expenses of our vessels as the ownership days of our fleet remained stable, mainly due to decreased crew expenses and expenses for spares and repairs, partly offset by increased expenses for stores and insurances.

Depreciation and amortization.   Depreciation and amortization increased by $0.83 million during the 2022 Company Period, compared to the 2021 Predecessor Period mainly due to increase in depreciation expense due to the fact that the three vessels contributed to the Company were stated at fair value upon the spin-off consummation, partially off-set by amortization of deferred cost recorded relating to dry-dockings of vessels Calipso and Salt Lake City in the 2021 Predecessor Period compared to no amortization expense in the 2022 Company Period, as none of the vessels completed a dry-docking survey.

General and Administrative Expenses.   General and administrative expenses increased by $0.66 million during the 2022 Company Period compared to the 2021 Predecessor Period, such increase mainly attributed to additional expenses incurred by the Company since its listing. General and administrative expenses for the 2022 Company Period amounted to $1.22 million and mainly consist of brokerage services’ fees, legal fees, compensation cost of restricted stock awarded to senior management and non-executive directors, board and audit fees. General and administrative expenses for the 2021 Predecessor Period amounted to $0.56 million and represent the allocation of the expenses incurred by Diana Shipping based on the number of ownership days of the fleet vessels.

Management Fees To Related Parties.   Management fees to related parties increased by $0.03 million during the 2022 Company Period compared to the 2021 Predecessor Period. Management fees paid at each period were in accordance with the terms of the management agreements then in place.

Liquidity and Capital Resources

As of June 30, 2022, we did not have any contractual obligations other than those related to our Series C preferred shares and the acquisition of the Capesize M/V Baltimore which was delivered to the Company on September 20, 2022. We do not have other contracted capital expenditures for vessel acquisitions or debt and we incur capital expenditures when our vessels undergo surveys and for vessel improvements to meet new regulations and comply with international and regulatory standards. We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations and the payment of our preferred dividends. We intend to finance our future growth with future debt and equity offerings as deemed appropriate by our management and board of directors.

As at June 30, 2022, working capital, which is current assets minus current liabilities, amounted to $11.63 million.

Cash and cash equivalents as at June 30, 2022 was $10.99 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Cash Flow OceanPal Inc.

Net Cash Provided by/(Used in) Operating Activities

Net cash provided by operating activities of the Company in the six month period ended June 30, 2022 amounted to $2.37 million representing a decrease by $0.97 million compared to the 2021 Predecessor period. The decrease of net cash provided by operating activities was mainly attributable to increase in the working capital outflow, partially counterbalanced by increased revenues, as a result of increased average time charter rates.

Net Cash Used in Investing Activities

Net cash used in investing activities in the six month period ended June 30, 2022 amounted to $4.78 million and represent payment of 20% of the purchase price of M/V Baltimore in accordance with the MoA terms (i.e. $4.4 million) and $0.38 million paid regarding vessel improvements.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in the six month period ended June 30, 2022 amounted to $11.72 million and comprise from proceeds of $14.68 million from the issuance of units (comprising of common or prefunded warrants and Class A warrants), common stock and warrants, and the exercise of warrants, net of underwriters’ fees and commissions under the underwritten public offering completed in January 2022 less $2.96 million of dividends paid to common, Class A warrants and Series C preferred holders during the same period.

Cash Flow OceanPal Inc. Predecessors

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the six month period ended June 30, 2021 amounted to $3.3 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.03 million for the six month period ended June 30, 2021 and relates to vessel improvements due to new regulations.

Net Cash Used In Financing Activities

Net cash used in financing activities was $3.3 million for the six month period ended June 30, 2021 and relates to amounts distributed to Diana Shipping.

As part of Diana Shipping, OceanPal Inc. Predecessors were dependent upon Diana Shipping for all of its working capital and financing requirements, as Diana Shipping used a centralized approach to cash management and financing of its operations. Financial transactions relating to OceanPal Inc. Predecessors were accounted for through Diana Shipping equity account. Accordingly, none of Diana Shipping’s cash, cash equivalents or debt at the corporate level were assigned to the OceanPal Inc. Predecessors in the combined carve-out financial statements.

OCEANPAL INC.

INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheets as of June 30, 2022 (unaudited) and as of December 31, 2021	F-2

Unaudited Interim Consolidated Statements of Operations for the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021	F-3

Unaudited Interim Consolidated Statements of Stockholders’ Equity for the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021	F-4

Unaudited Interim Consolidated Statements of Cash Flows for the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021	F-5

Notes to Unaudited Interim Consolidated Financial Statements	F-6

OCEANPAL INC.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2022 (unaudited) and December 31, 2021

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,989	$1,673
Accounts receivable, trade	425	811
Due from a related party (Note 3(c))	70	70
Inventories	1,796	186
Prepaid expenses and other assets	553	460
Total current assets	13,833	3,200

FIXED ASSETS:
Advances for vessel acquisitions (Note 4)	4,400	—
Vessels, net (Note 4)	44,082	45,728
Total fixed assets	48,482	45,728
OTHER NON-CURRENT ASSETS:
Deferred charges	810	152
Total assets	$63,125	$49,080

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	327	263
Due to related parties (Note 3)	210	59
Dividend payable to related parties	240	—
Accrued liabilities	1,186	381
Deferred revenue	244	228
Total current liabilities	2,207	931

Commitments and contingencies (Note 5)	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, 510,000 issued and outstanding as at December 31, 2021 and June 30, 2022 (Note 6)	5	5
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 8,820,240 and 29,829,092 issued and outstanding as at December 31, 2021 and June 30, 2022, respectively (Note 6)	298	88
Additional paid-in capital (Notes 3(c) and 6)	60,615	47,991
Retained earnings	—	65
Total stockholders’ equity	60,918	48,149

Total liabilities and stockholders’ equity	$63,125	$49,080

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OCEANPAL INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
REVENUES:
Time charter revenues	$8,246	$—

EXPENSES:
Voyage expenses	597	—
Vessel operating expenses	2,936	—
Depreciation (Note 4)	2,024	—
General and administrative expenses	1,224	1
Management fees to related parties (Note 3)	411	—
Other operating income	(8)	—
Operating income/(loss)	$1,062	$(1)

Net income/(loss) and comprehensive income/(loss)	$1,062	$(1)

Dividends on Series C preferred stock (Note 6(c))	$(471)	$—
Dividends on Class A warrants (Note 6(e))	$(868)	$—

Net loss attributable to common stockholders	$(277)	$(1)

Loss per common share, basic (Note 7)	$(0.01)	$(2)

Loss per common share, diluted (Note 7)	$(0.01)	$(2)

Weighted average number of common stock, basic (Note 7)	25,691,205	500

Weighted average number of common stock, diluted (Note 7)	25,691,205	500

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OCEANPAL INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021

(Expressed in thousands of U.S. Dollars – except for share and per share and warrants data)

	Preferred stock		Preferred stock					Retained
	Series B		Series C		Common stock		Additional	Earnings	Total
	# of		# of		# of		paid-in	/(Accumulated	stockholders’
	Shares	Par Value	Shares	Par Value	Shares	Par Value	capital	Deficit)	equity
BALANCE, April 15, 2021	—	$—	—	$—	500	$5	—	$—	$—
Net loss	—	$—	—	$—	—	$—	—	$(1)	$(1)
BALANCE, June 30, 2021	—	$—	—	$—	500	$5	—	$(1)	$4

BALANCE, December 31, 2021	500,000	$5	10,000	$—	8,820,240	$88	$47,991	$65	$48,149

Net income	—	$—	—	$—	—	$—	$—	$1,062	$1,062
Issuance of 15,571,429 units (comprising from common stock or prefunded warrants and warrants) and 628,751 warrants at primary offering, net of issuance costs (Note 6(a) and 6(b))	—	—	—	—	13,071,429	131	10,521	—	10,652
Issuance of 1,281,423 shares of common stock and 2,430,000 Class A warrants upon exercise of underwriters' over-allotment option (Note 6(a) and 6(b))	—	—	—	—	1,281,423	13	881	—	894
Issuance of common stock following exercise of 4,156,000 Class A warrants and 2,500,000 prefunded warrants (Note 6(a) and 6(b))	—	—	—	—	6,656,000	66	3,066	—	3,132
Compensation on restricted stock awards (Note 6(d))	—	—	—	—	—	—	158	—	158
Dividends declared and paid ($0.05 per share of common stock and Class A warrant) (Note 6(e))	—	—	—	—	—	—	(1,767)	(448)	(2,215)
Dividends declared and paid ($0.01 per share of common stock and Class A warrant) (Note 6(e))	—	—	—	—	—	—	—	(443)	(443)
Dividends declared on series C preferred stock (Note 6(c))	—	—	—	—	—	—	(235)	(236)	(471)
BALANCE, June 30, 2022	500,000	$5	10,000	$—	29,829,092	$298	$60,615	$—	$60,918

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OCEANPAL INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
Cash Flows provided by / (used in) Operating Activities:
Net income / (loss)	$1,062	$(1)
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Depreciation (Note 4)	2,024	—
Compensation cost on restricted stock awards (Note 6 (d))	158	—
(Increase) / Decrease in:
Accounts receivable, trade	386	—
Inventories	(1,610)	—
Prepaid expenses and other assets	(93)	—
Deferred charges	(658)	—
Increase / (Decrease) in:
Accounts payable, trade and other	64	—
Due to related parties (Note 3)	151	1
Accrued liabilities	874	—
Deferred revenue	16	—
Net cash provided by / (used in) Operating Activities	$2,374	$—

Cash Flows used in Investing Activities:
Payments for vessel improvements and vessel acquisitions (Note 4)	(4,778)	—
Net cash used in Investing Activities	$(4,778)	$—

Cash Flows provided by Financing Activities:
Proceeds from issuance of units (comprising from common stock or prefunded warrants and warrants), issuance of common stock and warrants and exercise of warrants, net of underwriters’ fees and commissions (Note 6(a))	14,678	—
Payments of dividends on common stockholders and Class A warrant holders (Note 6(e))	(2,658)	—
Payments of dividends on Series C preferred Stock (Note 6(c))	(300)	—
Net cash provided by Financing Activities	$11,720	$—

Net increase in cash and cash equivalents	$9,316	$—

Cash and cash equivalents at beginning of the year/period	1,673	—
Cash and cash equivalents at end of the period	$10,989	$—
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash financing activities:
Dividends declared, not paid (Note 6(c))	$(240)	$—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OCEANPAL INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021 (Expressed in thousands of U.S. Dollars – except share, per share and warrants data, unless otherwise stated)

1.Basis of Presentation and General Information

The accompanying unaudited interim consolidated financial statements include the accounts of OceanPal Inc. (the ‘‘Company”, or “OceanPal”, or “OP”), and its wholly-owned subsidiaries (collectively, the “Company”). OP was incorporated by Diana Shipping Inc. (“Diana Shipping” or “DSI”) on April 15, 2021 under the laws of the Republic of the Marshall Islands, having a share capital of 500 shares, par value $0.01 per share, issued to DSI (Note 3 (c)). In November 2021, the Company’s articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company’s authorized share capital increased from 500 common shares to 1,000,000,000 shares of common stock at par value $0.01 and 100,000,000 preferred stock at par value $0.01.

On June 24, 2021, OP filed a confidential registration statement on Form 20-F with the US Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, to effect a spin-off of three of DSI’s vessel owning subsidiaries together with working capital in exchange of common and preferred stock to DSI and its’ shareholders (the “Spin-Off”) (Note 3 (c)). On November 29, 2021 the registration statement was declared effective. On November 30, 2021, OP began “regular way” trading on the Nasdaq Global Market under the ticker symbol “OP”.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the period from inception (April 15, 2021) through December 31, 2021 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 6, 2022 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The comparative unaudited interim consolidated financial statements have been presented for the period from inception (April 15, 2021) through June 30, 2021. They include only the accounts of OceanPal Inc. from inception date April 15, 2021 through June 30, 2021, as the accounts of the Company’s wholly-owned subsidiaries have been consolidated from November 30, 2021 (i.e. upon the Spin-Off consummation and the acquisition of the three ship-owning subsidiaries by the Company) when the operation of the Company’s vessels started. Operations prior to the November 30, 2021 consisted principally of organizational expenses.

The consolidated balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels. Each of the vessels is owned through a separate wholly-owned subsidiary. The Company is the sole owner of all outstanding shares of the following subsidiaries:

●	Cypres Enterprises Corp., a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs (Note 3 (c)),

●	Darien Compania Armadora S.A., a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso (Note 3 (c)),

●	Marfort Navigation Company Limited, a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City (Note 3 (c)), and

●	Darrit Shipping Company Inc., a company incorporated in the Republic of the Marshall islands on June 02, 2022, for the purposes of acquiring the 2005 built Capesize dry bulk carrier Baltimore (Note 4 and 9(d)).

The Company operates its own fleet through Diana Wilhelmsen Management Limited (or “DWM”) (Note 3(a)) and Steamship Shipbroking Enterprises Inc. (or “Steamship”) (Note 3(b)).

OCEANPAL INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021 (Expressed in thousands of U.S. Dollars – except share, per share and warrants data, unless otherwise stated)

Uncertainties caused by the COVID-19 pandemic and the Russo-Ukrainian conflict: The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international shipping industry into which the Company operates. As of June 30, 2022, the impact of the outbreak of COVID-19 virus continues to unfold.

Additionally, the recent conflict between Russia and the Ukraine, since February 2022, has disrupted supply chains and caused instability in the energy markets and the global economy, which have experienced significant volatility. Several countries announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil and coal from Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business, or counterparties, by COVID-19 and the conflict in Ukraine and their implications. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine.

Given the dynamic nature of these circumstances, and as volatility continues, the full extent to which the COVID-19 global pandemic and/or the Russo-Ukrainian war may have direct or indirect impact on the industry and on the Company’s business is difficult to be predicted, whereas it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events and sanctions. The related financial reporting implications cannot be reasonably estimated at this time, although they could materially affect the Company’s business, results of operations and financial condition in the future. As a result, many of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. The overall impact on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by these geopolitical events, will depend on how those events will further develop, the duration and extent of the restrictive measures that are associated with such events and their impact on global economy and trade, which is still uncertain. The Company is constantly monitoring the developing situation, as well as its charterers’ and other counterparties’ response to the market and continuously evaluates the effect on its operations.

2.Significant Accounting Policies – Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies can be found in the audited consolidated financial statements for the period from inception (April 15, 2021) through December 31, 2021, as filed on Form 20-F on April 6, 2022. There have been no material changes to these policies in the six month period ended June 30, 2022, except for as discussed below:

Significant accounting policies:

a)	Distinguishing liabilities from equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the Class A and the prefunded warrants issued in connection with the January 2022 underwritten public offering (Note 6), has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the aforementioned warrants are out of the scope of ASC 480, hence should be classified as equity instead of liability. The Company further analyzed key features of the warrants to determine whether these are more akin to equity or to debt and concluded that the warrants are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder is entitled to receive common shares.

b)	Share Based Payments: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

OCEANPAL INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021 (Expressed in thousands of U.S. Dollars – except share, per share and warrants data, unless otherwise stated)

3.Transactions with related parties

a)Diana Wilhelmsen Management Limited, or DWM: On November 29, 2021 the Company appointed DWM to provide management services to the vessels of the Company’s fleet pursuant to a management agreement, under which each of the vessel-owning subsidiaries pays, for each vessel, an aggregate of 1.25% on hire and on freight of the vessel’s gross income per month, plus either (i) $20,000 for each month that the vessel is employed or available for employment or (ii) $10,000 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. Under the addenda on the management agreements, dated on March 1, 2022, the fixed monthly management fee was amended to (i) $18,500 for each month that the vessel is employed or available for employment or (ii) $9,250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. The management agreements, as amended, may be terminated by either party on three months’ prior written notice. DWM is deemed a related party to the Company on the basis that, members of the Company’s management and board of directors also act as board of directors’ members at DWM. Management fees paid to DWM for the six month period ended June, 2022 and for the period from inception (April 15, 2021) through June 30, 2021, amounted to $444 and nil, respectively. Of the management fees paid to DWM for the six month period ended June 30, 2022, $342 and $102, are included in “Management fees to related parties” and “Voyage expenses”, respectively, in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2022 and December 31, 2021 there was an amount of and $2 and $6 due to DWM, respectively, included in “Due to related parties” in the accompanying consolidated balance sheets.

b)Steamship Shipbroking Enterprises Inc. or Steamship: On November 29, 2021 the Company appointed Steamship to provide insurance, administrative and brokerage services pursuant to a management agreement for insurance-related services, an administrative services agreement, and a brokerage services agreement. Under each vessel-owning subsidiary’s management agreement for insurance-related services with Steamship, the vessel-owning subsidiary pays Steamship a fixed fee of either (i) $500 per month for each month that the vessel is employed or is available for employment or (ii) $250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. These management agreements may be terminated by either party on three months prior written notice. Under the administrative services agreement entered between the Company and Steamship, the Company pays Steamship a monthly fee of $10,000. This agreement may be terminated by either party on 30 days prior written notice. Under the brokerage services agreement, the Company pays Steamship a fixed monthly fee of $95,000, plus 2.5% on the hire agreed per charter party for each vessel plus commission on the sale of vessels. This agreement may be terminated by either party at any time by prior written notice. Steamship is deemed a related party to the Company on the basis that, members of the Company’s management and board of directors also act as board of directors’ members at Steamship. For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021, insurance and administrative management fees amounted to $70 and nil, respectively, and are included in “Management fees to related parties” in the accompanying unaudited interim consolidated statements of operations. For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021, brokerage fees amounted to $774 and nil, respectively. Of the brokerage fees paid to Steamship for the six month period ended June 30, 2022, $570 are included in “General and administrative expenses” and $204 in “Voyage Expenses” in the accompanying unaudited interim consolidated statements of operations. As of June 30, 2022 and December 31, 2021, there was an amount of $155 and $33, respectively, due to Steamship, included in “Due to related parties” in the accompanying consolidated balance sheets.

c)Diana Shipping Inc., or DSI: On November 29, 2021, the Company completed its Spin-Off from DSI. In connection with the Spin-Off, DSI contributed to the Company the three vessel-owning subsidiaries discussed in Note 1 above, together with $1,000 in working capital, whereas as of the same date, shareholders of DSI received one of the Company’s common shares for every ten shares of DSI’s common stock owned at the close of business on November 3, 2021 (i.e., 8,820,240 shares). DSI also received 500,000 of the Company’s Series B Preferred stock (the “Series B Preferred Stock”) and 10,000 of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”). DSI did not distribute the Series B Preferred Stock or the Series C Preferred Stock to its shareholders in connection with the Spin-Off and the Series B and Series C Preferred Stock are non-transferable. The transaction was approved unanimously by the Board of Directors of the Company.

OCEANPAL INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021 (Expressed in thousands of U.S. Dollars – except share, per share and warrants data, unless otherwise stated)

Pursuant to the Contribution and Conveyance agreement dated on November 8, 2021, as amended and restated on November 17, 2021, entered between the Company and DSI, DSI has indemnified the Company and the three vessel-owning subsidiaries discussed in Note 1 above for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the Company’s vessels prior to the effective date of the Spin-Off (November 29, 2021). Additionally, pursuant to a Right of First Refusal agreement entered with DSI, dated November 8, 2021, the Company has been granted a right of first refusal over six identified drybulk carriers owned by DSI, effective as of the consummation of the Spin-Off. According to this right of first refusal, the Company has the right, but not the obligation, to purchase one or all of the six identified vessels when and if DSI determines to sell the vessels at fair market value at the time of sale. Pursuant to this right of first refusal, the Company, through one newly wholly-owned subsidiary, entered on June 13, 2022 into a Memorandum of Agreement with DSI, to acquire the Capesize M/V Baltimore. (Note 4 and 9(d)). Furthermore, the Company as of November 2, 2021, has entered into a Non-Competition agreement with DSI pursuant to which DSI has agreed not to compete with the Company for vessel acquisition or chartering opportunities to the extent that such acquisition or chartering opportunities are suitable for the Company or one of the Company’s vessels.

The Spin-Off was accounted for at fair values. The aggregate fair value of $46,040 of the three vessels contributed to the Company on November 29, 2021, was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels with similar characteristics, such as type, size and age at the specific dates (Note 4). The fair value of other assets contributed to the Company, mainly comprising from lubricating oils and bunkers, approximated their respective carrying value. Series B preferred Stock, which has no economic interest, is recorded at par amounting to $5 and Series C preferred Stock has been recorded at a fair value of $7,570 determined based on valuation obtained by an independent third party for the purposes of the Spin-Off. As of June 30, 2022 and December 31, 2021, there was an amount of $70 and $70, respectively, due from DSI, included in “Due from a related party” in the accompanying consolidated balance sheets, resulting from amounts paid or received by DSI on behalf of OceanPal up to the date of the contribution.

4.Advances for vessel acquisitions and Vessels, net

Vessel Acquisition

On June 13, 2022, the Company signed, through its wholly-owned subsidiary Darrit Shipping Company Inc., a Memorandum of Agreement, as amended, to acquire from DSI, a Capesize dry bulk vessel, the m/v Baltimore, of 177,243 dwt, for a purchase price of $22,000. Of the purchase price, 20% or $4,400 was paid in cash upon signing of the Memorandum of Agreement and is included in Advances for vessel acquisitions in the accompanying unaudited interim consolidated balance sheet as of June 30, 2022. The vessel was delivered to the Company on September 20, 2022 and the Company paid the balance of the purchase price in shares of its newly issued Series D preferred stock, the terms of which were mutually agreed between the Company and DSI Note 9(d)). The purchase of this vessel was made pursuant to the Company’s exercise of a right of first refusal granted to the Company by DSI on six identified vessels based on an agreement dated November 8, 2021 (Note 3(c)). The acquisition of the vessel was approved by a committee of independent members of the Company’s Board of Directors.

Vessels’ contribution

On November 29, 2021, entities Cypres Enterprises Corp., Darien Compania Armadora S.A., and Marfort Navigation Company Limited, whose substantially all assets were vessels Protefs, Calipso and Salt Lake City, respectively, were contributed to the Company by Diana Shipping in connection with the Spin-Off (Note 3(c)).

Vessel improvements

Vessel improvements mainly relate to the implementation of ballast water treatment and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports. During the period ended December 31, 2021, and June 30, 2022, the additions to vessels’ cost amounted to $42 and $378, respectively.

OCEANPAL INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021 (Expressed in thousands of U.S. Dollars – except share, per share and warrants data, unless otherwise stated)

The amounts reflected in Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	$46,082	$(354)	$45,728
-Additions for improvements	378	—	378
- Depreciation for the period	—	(2,024)	(2,024)
Balance, June 30, 2022	$46,460	$(2,378)	$44,082

5.Commitments and Contingencies

a)         Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

b)         As at June 30, 2022, two of the Company’s vessels were fixed under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements, while one vessel was not chartered. The minimum contractual gross charter revenues expected to be generated from fixed and non-cancelable time charter contracts existing as at June 30, 2022 and until their expiration falling within 2022 is estimated at $5,058.

c)         As discussed in Notes 3 and 4, in June 13, 2022, the Company entered into a memorandum of agreement, to acquire from DSI the Capesize vessel Baltimore. As at June 30, 2022, the remaining balance to be paid under the contract was $17,600 and was settled in September 21, 2022, upon vessel’s delivery to the new owners through the Company’s newly issued Series D preferred stock (Note 9(d)).

6.Capital Stock and Changes in Capital Accounts

(a)	Common Stock

i)	Receipt of Nasdaq Notice: On March 8, 2022, the Company received a written notification from Nasdaq indicating that because the closing bid price of the Company’s common shares for 30 consecutive business days, i.e. from January 21, 2022 to March 7, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the original applicable grace period to regain compliance was 180 days, or until September 5, 2022. On September 6, 2022, the Company was granted an additional 180-day period from the Nasdaq Stock Market, through March 6, 2023, to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq (Note 9(c)). At the Company’s 2022 Annual Meeting of Shareholders held on April 5, 2022, it was approved by the Company’s shareholders that, subject to approval and implementation by the Company’s board of directors, the Company may effect one or more reverse stock splits on its issued shares of common stock, each at a ratio of not less than one-for-two and not more than one-for-10 and in the aggregate at a ratio of not more than one-for-40.

OCEANPAL INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021 (Expressed in thousands of U.S. Dollars – except share, per share and warrants data, unless otherwise stated)

ii)	Underwritten Public Offering: On January 12, 2022, the Company filed with the SEC a registration statement on Form F-1, which was declared effective on January 20, 2022. On January 25, 2022, the Company closed an underwritten public offering of 15,571,429 units at a price of $0.77 per unit, each unit consisting of one share of the Company’s common stock (or one pre-funded warrant in lieu of one share of the Company’s common stock) and one Class A warrant to purchase one share of the Company’s common stock and was immediately separated upon issuance. In particular, upon the closing of the offering, 13,071,429 shares of common stock, 2,500,000 prefunded warrants to purchase one share of common stock, and 15,571,429 Class A warrants to purchase one share of common stock were sold.

In addition, the Company had previously agreed with certain of its’ executive officers and significant shareholders (the “selling shareholders”) to register their resale of shares of common stock, whereas an aggregate of 1,777,148 shares of common stock for certain of the selling shareholders were registered in connection with the January 2022 offering. As such, certain selling shareholders sold an aggregate of 628,571 shares of common stock in the offering. Each of the 628,751 shares of common stock sold by the selling shareholders on the primary offering was delivered to the underwriters with one additional Class A warrant to purchase one share of common stock (sold by the Company), on a firm commitment basis. In addition, the underwriter for the offering fully-exercised its option to purchase an additional 1,148,577 common shares sold from the selling shareholders and 1,281,423 common shares along with 2,430,000 Class A warrants sold from the Company (Note 6(b)). Each of the 1,148,577 shares of common stock sold by the selling shareholders upon exercise of the underwriters’ over-allotment option, was sold with one Class A warrant (sold by the Company) to purchase one share of common stock, on a firm commitment basis. The Company did not receive any of the proceeds from the sale of common shares by the selling shareholders and only received the proceeds for the class A warrants sold together with the selling shareholders’ shares of common stock (i.e. 1,777,148 class A warrants in aggregate). As at June 30, 2022, following also the exercise of 4,156,000 Class A warrants and all prefunded warrants, discussed in Note 6(b) below, the Company’s issued and outstanding common stock was 29,829,092 common shares. The net proceeds received during the six month period ended June 30, 2022, under the Underwritten Public Offering, including the exercise of Class A and prefunded warrants discussed in Note 6(b) below and after deducting underwriting commissions and offering expenses payable by the Company, amounted to $14,678.

(b)           Warrants:  In connection with the underwritten public offering which closed in January 2022, all prefunded warrants (i.e. 2,500,000) and 4,156,000 Class A warrants have been exercised, and 14,474,000 Class A warrants remain available for exercise at an exercise price of $0.77 per share for up to an aggregate of the same number of shares of common stock as at June 30, 2022. The Class A warrants were immediately exercisable and expire in five years from issuance, i.e. in January 2027. The Company may at any time during the term of its Class A warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The Class A warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the Class A warrants can be exercised by means of a cashless exercise as disclosed in the warrants’ agreements. All Class A warrants are classified in equity, according to the Company’s significant accounting policy. Based on the terms of the Class A warrants’ agreement, each holder of the Class A warrants is, at any time after the issuance of the warrants, entitled to participate in distribution of dividends by the Company, if and when declared, to the same extent that the holder would participate for each common share that such holder would be entitled to receive upon complete exercise of their Class A warrants (Note 6(e)).

(c)           Series C Preferred Stock: As at June 30, 2022 and December 31, 2021, the Company had 10,000 shares of Series C Preferred Stock issued and outstanding with par value $0.01 per share, while as at June 30, 2022, additional 1,982 shares of Series C Preferred Stock have been granted (but not yet issued) under the Company’s amended and restated 2021 Equity Incentive Plan (Note 6(d)), at a stated value of $1,000 per share with liquidation preference at $1,000. The Series C Preferred Stock has no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears or any senior stock. Also, holders of Series C preferred Stock, rank prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, and any Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date (i.e. November 29, 2021) with respect to dividends, distributions and payments upon liquidation. The Series C Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.0% per annum, and is convertible into common shares at the holders’ option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $6.50 and the 10-trading day trailing VWAP of the common shares, subject to certain adjustments or at any time after the issuance date in case of any fundamental change (i.e. liquidation, change of control, dissolution or winding up of the affairs of the Company). DSI however, is prohibited from converting the Series C Preferred Stock into common shares to the extent that, as a result of such conversion, DSI (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company. For the six month period ended June 30, 2022 dividends declared and dividends paid on Series C preferred stock amounted to $471 and $300, respectively (Note 9(a)). No dividends were declared during the period from inception (April 15, 2021) through June 30, 2021.

OCEANPAL INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021 (Expressed in thousands of U.S. Dollars – except share, per share and warrants data, unless otherwise stated)

(d)           Equity Incentive Plan: On March 23, 2022, the Company’s 2021 Equity Incentive Plan was amended and restated to, among other things, permit grants of Series C Preferred Shares thereunder, in an aggregate amount of up to 10,000 shares. On April 15, 2022, the Company’s Board of Directors approved the award and grant of 1,982 shares of Series C preferred stock to executive management and non-executive directors, pursuant to the Company’s amended and restated plan, for a fair value of $1,500, to vest over a service period of two years. The fair value of the Series C preferred stock awarded, was determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the transaction. As at June 30, 2022, 1,982 shares of Series C preferred stock remained reserved for issuance according to the Company’s incentive plan. During the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021, compensation cost on restricted stock amounted to $158 and nil, respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. At June 30, 2022, the total unrecognized compensation cost relating to restricted share awards was $1,342.

(e)           Dividend to common stock and Class A warrants’ holders: On March 18, 2022, the Company’s Board of Directors declared a cash dividend of $0.05 per share for the fourth quarter ended December 31, 2021, to its’ common stock holders of record April 1, 2022. The Company had 29,829,092 shares of common stock issued and outstanding on the record date (April 1, 2022). Holders of the Company’s Class A warrants as of April 1, 2022 received a cash payment in the amount of $0.05 for each common share that such holder would be entitled to receive upon exercise of their Class A Warrants. As of record date April 1, 2022, there were Class A Warrants exercisable for an aggregate of 14,474,000 common shares. On April 11 and 13, 2022, the Company paid a dividend of $1,491 on common stock and of $724 on Class A warrants holders of record April 1, 2022, amounting to $2,215 in aggregate.

On May 30, 2022, the Company’s Board of Directors declared a cash dividend of $0.01 per share for the first quarter ended March 31, 2022, to its’ common stock holders of record June 14, 2022. The Company had 29,829,092 shares of common stock issued and outstanding on the record date (June 14, 2022). Holders of the Company’s Class A warrants as of June 14, 2022 received a cash payment in the amount of $0.01 for each common share that such holder would be entitled to receive upon exercise of their Class A Warrants. As of record date June 14, 2022, there were Class A Warrants exercisable for an aggregate of 14,474,000 common shares. On June 21, 2022, the Company paid a dividend of $299 on common stock and of $144 on Class A warrants holders of record June 14, 2022, amounting to $443 in aggregate (Note 7).

7.Loss per Share

All common stock issued (including any restricted shares issued under the Company’s equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions as set forth in the respective stock award agreements, as applicable. Furthermore, Class A warrants are entitled to receive dividends which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes. Class A warrants do not participate in losses. For the six month period ended June 30, 2022, the Company declared and paid aggregate cash dividends to its common and Class A warrants’ holders of $1,790 and $868, respectively. No dividends were declared during the period from inception (April 15, 2021) through June 30, 2021. For the six month period ended June 30, 2022, the calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. Incremental shares are the number of shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. The computation of diluted earnings per share reflects the potential dilution from conversion of outstanding Series C preferred convertible stock calculated with the “if converted” method. The dilutive effect of share-based compensation arrangements (following assumed conversion of Series C preferred stock to common under the “if converted method”) and Class A warrants is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period. No incremental shares were calculated from the application of the treasury stock method for i) the Class A warrants and ii) the share-based compensation arrangements (following assumed conversion of Series C preferred stock to common under the “if converted method”) and the “if converted” method for the Series C convertible preferred stock as the Company incurred losses and the effect of such shares was anti-dilutive. There were no dilutive shares for the period from inception (April 15, 2021) through June 30, 2021.

OCEANPAL INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021 (Expressed in thousands of U.S. Dollars – except share, per share and warrants data, unless otherwise stated)

Also, loss attributable to common equity holders is adjusted by the amount of dividends on Series C Preferred Stock and dividends on Class A warrants as follows:

		From April 15
		2021 through
	June 30, 2022	June 30, 2021
Net income/(loss)	$1,062	$(1)
Less dividends on series C preferred stock	(471)	—
Less dividends on Class A warrants	(868)	—
Net loss attributed to common stockholders	$(277)	$(1)

Weighted average number of common stock, basic	25,691,205	500
Weighted average number of common stock, diluted	25,691,205	500

Loss per share, basic	$(0.01)	$(2)
Loss per share, diluted	$(0.01)	$(2)

8.Financial Instruments and Fair Value Disclosures

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The ability and willingness of each of the Company’s counterparties to perform their obligations under a contract depend upon a number of factors that are beyond the Company’s control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

For the six month period ended June 30, 2022, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	June 30, 2022
A	32%
B	25%
C	22%

The maximum aggregate amount of loss due to credit risk that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant time charter parties, amounted to $214 as of June 30, 2022.

OCEANPAL INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2022 and for the period from inception (April 15, 2021) through June 30, 2021 (Expressed in thousands of U.S. Dollars – except share, per share and warrants data, unless otherwise stated)

Fair value of assets and liabilities: The carrying values of financial assets reflected in the accompanying consolidated balance sheets, approximate their respective fair values due to the short-term nature of these financial instruments.

9.Subsequent Events

(a)	Series C Preferred Stock Dividend: On July 14, 2022, the Company paid a dividend on its Series C preferred stock, amounting to $240. On September 19, 2022, the Company’s Board of Directors declared a cash dividend of $240 to the Company’s Series C preferred stock holders for the period from July 15, 2022 to October 14, 2022, which is payable on October 17, 2022.

(b)	Dividend to common stock and Class A warrants’ holders: On July 27, 2022, the Company’s Board of Directors declared a cash dividend of $0.01 per share for the second quarter ended June 30, 2022, to its’ common stock holders of record August 12, 2022. The Company had 29,829,092 shares of common stock issued and outstanding on the record date (August 12, 2022). Holders of the Company’s Class A warrants as of August 12, 2022 received a cash payment in the amount of $0.01 for each common share that such holder would be entitled to receive upon exercise of their Class A Warrants. As of record date August 12, 2022, there were Class A Warrants exercisable for an aggregate of 14,474,000 common shares. On August 31, 2022, the Company paid a dividend of $299 on common stock and of $144 on Class A warrants holders of record August 12, 2022, amounting to $443 in aggregate.

(c)	Receipt of Nasdaq Notice: On September 6, 2022, the Company was granted an additional 180-day period from the Nasdaq Stock Market, through March 6, 2023, to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

(d)	Vessel Delivery and Issuance of Preferred Stock: On September 20, 2022, the Company took delivery of the M/V Baltimore. On September 21, 2022 the Company paid the remaining of the purchase price (i.e. $17,600) in 25,000 shares of its newly issued 7.0% Series D convertible perpetual preferred shares. The Series preferred stock has a cumulative preferred dividend accruing at the rate of 7.0% per annum, contains a $1,000 liquidation preference and is convertible into common shares at any time at the holder’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the 10-trading day trailing VWAP of the Company’s common shares, subject to certain adjustments. As part of this transaction, the Company also entered into an agreement with Diana Shipping, providing the right to Diana Shipping to request that the Company effects a listing of the Series D Preferred Stock, provided that Diana Shipping then owns at least a majority of the outstanding shares of the Company’s Series D Preferred Stock. This listing right expires upon the earlier of (i) the date on which Diana Shipping is no longer the registered owner of any shares of the Company’s Series D Preferred Stock and (ii) the second anniversary of September 21, 2022 (original issuance date of Series D Preferred Stock).

(e)	Series D Preferred Stock Dividend: On September 27, 2022, the Company’s Board of Directors declared a cash dividend of $117 to the Company’s Series D preferred stock holders for the period from September 21, 2022 to October 14, 2022, which is payable on October 17, 2022.

OCEANPAL INC. PREDECESSOR

F-1

OceanPal Inc. Predecessor

COMBINED CARVE-OUT BALANCE SHEETS

June 30, 2021 (unaudited) and December 31, 2020

(Expressed in U.S. Dollars)

	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,939	$39,638
Accounts receivable, trade	32,680	1,035,069
Due from a related party (Notes 2(a) and 4(b))	1,392,146	1,169,637
Inventories	143,701	181,973
Insurance claims	—	941,488
Prepaid expenses	674,710	869,662
Total current assets	2,245,176	4,237,467

FIXED ASSETS:
Vessels, net (Note 3)	31,207,386	32,249,299
Total fixed assets	31,207,386	32,249,299
OTHER NON-CURRENT ASSETS:
Deferred charges, net	584,017	701,773
Total assets	$34,036,579	$37,188,539

LIABILITIES AND PARENT EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	280,622	133,566
Due to a related party (Note 2(b))	22,930	115,280
Accrued liabilities	1,111,058	1,637,623
Deferred revenue	235,897	—
Total current liabilities	1,650,507	1,886,469

Commitments and contingencies (Note 4)	—	—

PARENT EQUITY:
Parent investment (Note 5)	140,925,220	144,274,678
Accumulated deficit	(108,539,148)	(108,972,608)
Parent equity, net	32,386,072	35,302,070

Total liabilities and parent equity	$34,036,579	$37,188,539

The accompanying notes are an integral part of these unaudited interim combined carve-out financial statements.

F-2

OceanPal Inc. Predecessor

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

For the six months ended June 30, 2021 and 2020

(Expressed in U.S. Dollars)

	2021	2020
REVENUES:
Time charter revenues	$6,065,161	$4,818,779

EXPENSES:
Voyage expenses (Note 6)	94,027	552,104
Vessel operating expenses	3,406,320	3,535,771
Depreciation and amortization of deferred charges (Note 3)	1,191,889	962,135
General and administrative expenses (Note 5)	560,376	609,491
Management fees to related parties (Note 2)	377,671	378,000
Vessel fair value adjustment	—	(200,500)
Other loss	1,418	88
Operating income/(loss)	$433,460	$(1,018,310)

Net income/(loss) and comprehensive income/(loss)	$433,460	$(1,018,310)

The accompanying notes are an integral part of these unaudited interim combined carve-out financial statements.

F-3

OceanPal Inc. Predecessor

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF PARENT’S EQUITY

For the six months ended June 30, 2021 and 2020

(Expressed in U.S. Dollars)

	Parent Company
	Investment	Accumulated Deficit	Total Equity
BALANCE, December 31, 2019	140,038,822	(105,176,649)	34,862,173
Parent investment (Note 5)	1,271,586	—	1,271,586
Net loss and comprehensive loss	—	(1,018,310)	(1,018,310)
BALANCE, June 30, 2020	141,310,408	(106,194,959)	35,115,449

BALANCE, December 31, 2020	$144,274,678	$(108,972,608)	$35,302,070
Parent distribution (Note 5)	(3,349,458)	—	(3,349,458)
Net income and comprehensive income	$—	$433,460	$433,460
BALANCE, June 30, 2021	$140,925,220	$(108,539,148)	$32,386,072

The accompanying notes are an integral part of these unaudited interim combined carve-out financial statements.

F-4

OceanPal Inc. Predecessor

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2021 and 2020

(Expressed in U.S. Dollars)

	2021	2020
Cash Flows from Operating Activities:
Net income/(loss)	$433,460	$(1,018,310)
Adjustments to reconcile net income/(loss) to net cash from operating activities:
Depreciation and amortization of deferred charges	1,191,889	962,135
Vessel fair value adjustment	—	(200,500)
(Increase) / Decrease in:
Accounts receivable, trade	1,002,389	234,767
Due from a related party	(222,509)	(60,553)
Inventories	38,272	5,288
Insurance claims	941,488	(7,841)
Prepaid expenses	194,952	(149,854)
Other non-current assets	—	(394,242)
Increase / (Decrease) in:
Accounts payable, trade and other	147,056	9,486
Due to a related party	(92,350)	(169,004)
Accrued liabilities	(526,565)	570,591
Deferred revenue	235,897	(62,112)
Drydock costs	(2,743)	(271,450)
Net cash provided by / (used in) Operating Activities	$3,341,236	$(551,599)

Cash Flows from Investing Activities:
Payments for vessel improvements (Note 3)	(29,477)	(719,290)
Net cash used in Investing Activities	$(29,477)	$(719,290)

Cash Flows from Financing Activities:
Parent investment/(distribution)	(3,349,458)	1,271,586
Net cash provided by / (used in) Financing Activities	$(3,349,458)	$1,271,586

Net increase/(decrease) in cash and cash equivalents	(37,699)	697

Cash and cash equivalents at beginning of the period	39,638	1,915
Cash and cash equivalents at end of the period	$1,939	$2,612

The accompanying notes are an integral part of these unaudited interim combined carve-out financial statements.

F-5

OceanPal Inc. Predecessor

Notes to combined carve-out financial statements

June 30, 2021

(Expressed in U.S. Dollars – unless otherwise stated)

1.             Basis of Presentation and General Information

OceanPal Inc., (the ‘‘Company”, or “OceanPal”), was incorporated by Diana Shipping Inc. (or ”DSI” or “Parent”) on April 15, 2021 under the laws of the Republic of the Marshall Islands, having a share capital of 500 shares, par value $0.01 per share, issued to Parent. The Company will serve as the holding company of the following three of the Parent’s vessel-owning subsidiaries (the “Subsidiaries”, or “OceanPal Inc. Predecessors”):

●	Cypres Enterprises Corp., a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs,

●	Darien Compania Armadora S.A., a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso and

●	Marfort Navigation Company Limited, a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City;

The Parent will contribute the Subsidiaries to OceanPal and, as the sole shareholder of the Company, intends to distribute the Company’s common shares to its shareholders on a pro rata basis.

The accompanying unaudited interim carve-out financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim combined financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2020 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

The combined carve-out balance sheet as of December 31, 2020 has been derived from the audited predecessor combined carve-out financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is a global provider of shipping transportation services, specializing in the ownership of vessels. Each of the vessels is owned through a separate wholly-owned subsidiary.

In 2020, the outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry in which the Company operates. As of December 31, 2020, the impact of the outbreak of COVID-19 virus resulted in low time charter rates throughout the year, decreased revenues and increased crew and dry-docking costs. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. As a result, many of the Company’s estimates and assumptions, mainly future revenues for unfixed days, carry a higher degree of variability and volatility. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption and is taking necessary precautions to address and mitigate, to the extent possible, the impact of COVID-19 to the Company.

F-6

OceanPal Inc. Predecessor

Notes to combined carve-out financial statements

June 30, 2021

(Expressed in U.S. Dollars – unless otherwise stated)

During the six months ended June 30, 2021 and 2020, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	2021	2020
Cargill International S.A.		37%
Phaethon International Co AG.		33%
Uniper Global Commodities, Dusseldorf GE		11%
Crystal Sea Shipping Co., Limited		20%
C Transport Maritime LTD	37%
Vitera Chartering	28%
Reachy International	25%

Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Combined Carve-out audited Financial Statements for the year ended December 31, 2020. There have been no material changes to these policies in the six months ended June 30, 2021. The Company supplements its significant accounting policy that can be found in Note 2p of the Company’s Combined Carve-out audited Financial Statements for the year ended December 31, 2020 with respect to voyage expenses, as follows:

Voyage Expenses: The Company incurs voyage expenses that mainly include commissions because all of vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, voyage results may be affected by differences in bunker prices, and the Company may record a gain or a loss deriving from such price differences. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to the Company on the redelivery of the vessel. Bunker gain, or loss, result when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities.

2.             Transactions with related parties

a)    Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture of the Parent that provides technical management services to the vessels through DSS and since May 24, 2021 directly. For the provision of management services, the vessels pay monthly fees which for the period from May 24, 2021 until June 30, 2021 amounted to $75,484 and are included in “Management fees to related parties” in the accompanying unaudited interim 2021 combined carve-out statement of operations and comprehensive income/(loss). In addition, the vessels pay a commercial fee, which is a percentage of the daily hire, and which for the period from May 24, 2021 to June 30, 2021 amounted to $16,174 and is included in “Voyage expenses” in the accompanying unaudited interim 2021 combined carve-out statement of operations and comprehensive income/(loss). As at June 30, 2021 and December 31, 2020, there was an amount of $1,392,146 and $1,169,637, respectively, due from DWM (Note 4(b)), included in “Due from a related party” in the accompanying combined carve-out balance sheets.

b)    Diana Shipping Services S.A., or DSS: From October 8, 2019 until May 24, 2021, the fleet vessels were managed by DSS, a wholly owned subsidiary of the Parent, for a fixed monthly fee and a commission on the vessels’ gross revenues. DSS was outsourcing the management of the vessels to DWM and since May 24, 2021, provides insurance services to the vessels. During the period from January 1, 2021 to May 24, 2021 and for the six months ended June 30, 2020, management fees to DSS amounted to $302,187 and $378,000, respectively, and are included in “Management fees to related parties” in the accompanying unaudited interim combined carve-out statements of operations and comprehensive income/(loss). Similarly, commissions charged by DSS for the period from January 1, 2021 to May 24, 2021 and for the six months ended June 30, 2020 amounted to $94,672 and $93,343, respectively, and are included in “Voyage expenses”. As at June 30, 2021 and December 31, 2020, there was an amount of $22,930 and $115,280 respectively, due to DSS, separately presented in “Due to a related party” in the accompanying combined carve-out balance sheets.

F-7

OceanPal Inc. Predecessor

Notes to combined carve-out financial statements

June 30, 2021

(Expressed in U.S. Dollars – unless otherwise stated)

3.             Vessels

The amounts reflected in Vessels, net in the accompanying combined carve-out balance sheets are analyzed as follows:

		Accumulated
	Vessel Cost	Depreciation	Net Book Value
Balance, December 31, 2020	$47,405,161	$(15,155,862)	$32,249,299

- Additions for improvements	29,477	—	29,477
- Depreciation for the period	—	(1,071,390)	(1,071,390)
Balance, June 30, 2021	$47,434,638	$(16,227,252)	$31,207,386

4.             Commitments and Contingencies

a)     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered.

b)    On July 9, 2020, DWM and the ship-owning company of the vessel Protefs placed a security bond in the amount of $1.75 million for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs. As this amount was paid by the ship owning company of Protefs, the portion of it relating to DWM, amounting to $1.3 million, is included in “Due from a related party”, in the accompanying combined carve-out balance sheets (Note 2(a)). As of December 31, 2020, vessel Protefs recognized an amount of $1.0 million, as an expense in the combined carve-out statements of operations and comprehensive income/(loss) representing the Company’s best estimate for the liability of Protefs in relation to this incident. In February 2021, DWM entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2.0 million and the placement of DWM on probation for four years, subject to court approval. On May 24, 2021 there was a plea hearing where the judge accepted the plea and the court set the sentencing hearing for September 23, 2021 (Note 8).

c)     As at June 30, 2021, all of the Company’s vessels were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as at June 30, 2021 in one year was $7.2 million.

5.             Parent Investment

As of June 30, 2021 and December 31, 2020, parent investment amounting to $140.9 million and $144.3 million, respectively, consists of the amounts contributed by the Parent to finance part of the acquisition cost of the vessels, intercompany amounts due to or from the Parent which are forgiven and treated as contributions or distributions of capital and other general and administrative expenses allocated to the OceanPal Inc. Predecessor by Parent. Allocated general and administrative expenses include expenses of Parent such as executive’s cost, legal, treasury, regulatory compliance and other costs. These expenses were allocated on a pro rata basis, based on the number of ownership days of the Subsidiaries’ vessels compared to the number of ownership days of the total DSI fleet. Such allocations are believed to be reasonable, but may not reflect the actual costs if the OceanPal Inc. Predecessor had operated as a standalone company.

F-8

OceanPal Inc. Predecessor

Notes to combined carve-out financial statements

June 30, 2021

(Expressed in U.S. Dollars – unless otherwise stated)

As part of Parent, OceanPal Inc. Predecessor is dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to OceanPal Inc. Predecessor are accounted for through the Parent equity account and reflected in the combined carve-out statements of Parent’s equity as an increase or decrease in Parent investment. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the OceanPal Inc. Predecessor in the financial statements. Parent equity, net represents Parent’s interest in the recorded net assets of the OceanPal Inc. Predecessor. All significant intercompany accounts and transactions between the businesses comprising the OceanPal Inc. Predecessor have been eliminated in the accompanying combined carve-out financial statements.

6.             Voyage Expenses

The amounts in the accompanying unaudited interim combined carve-out statements of operations and comprehensive income/(loss) are analyzed as follows:

	June 30,
	2021	2020
Commissions	$412,008	$322,428
Bunkers	(330,454)	212,830
Extra insurance	2,023	—
Miscellaneous	10,450	16,846
Total	$94,027	$552,104

7.             Financial Instruments and Fair Value Disclosures

The carrying values of cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.

8.             Subsequent Events

Protefs: On September 23, 2021, the sentencing hearing of the Protefs case took place (Note 4(b)). The judge formally accepted the DWM’s guilty pleas, adjudged DWM guilty and imposed the agreed upon sentence of a combined fine of $2.0 million, a total special assessment and a four year term of probation.

F-9